Exhibit 99.(a)(1)(N)

Dear [name]

This email serves as a reminder that there are only [number] of days left to participate in the Option Exchange Program.  Should you choose to participate, you must submit your election before September 4, 2009, at 11:59 p.m., Alaska Daylight Time.  We are not able to accept any elections after this time, so please make sure you leave yourself enough time to properly submit an election.  Please visit the Option Exchange Program web site through the following link: https://www.corp-action.net/GCI and follow the instructions for accessing your personal information and making and submitting your elections.  The site includes links to access a copy of the Tender Offer document filed with the SEC and a list of frequently asked questions (FAQ) that you may have about the Exchange Program.

If you have questions, please e-mail tenderoffer@gci.com.